UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Guaranty Federal Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

40108P101

(CUSIP Number)

John M. Eggemeyer

6051 El Tordo

PO Box 1329

Rancho Santa Fe, CA 92067

858-756-8300

Copy to:

Castle Creek Capital Partners V, LP

6051 El Tordo

PO Box 1329

Rancho Santa Fe, CA 92067

858-756-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ( the"Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 843395104		SCHEDULE 13D

1	Name of Reporting Persons Castle Creek Capital Partners V, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 918,804

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 918,804

11	Aggregate Amount Beneficially Owned by Each Reporting Person 918,804

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 20.8% (1)

14	Type of Reporting Person (See Instructions) PN (Limited Partnership)

(1)           This calculation is based on 4,421,775 outstanding shares of Common Stock as of November 2, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Company on November 13, 2017.

CUSIP No. 843395104		SCHEDULE 13D

1	Name of Reporting Persons Castle Creek Capital V LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 918,804

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 918,804

11	Aggregate Amount Beneficially Owned by Each Reporting Person 918,804

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 20.8% (1)

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company), HC (Control Person)

(1)           This calculation is based on 4,421,775 outstanding shares of Common Stock as of November 2, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Company on November 13, 2017.

CUSIP No. 843395104		SCHEDULE 13D

1	Name of Reporting Persons John M. Eggemeyer

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 918,804

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 918,804

11	Aggregate Amount Beneficially Owned by Each Reporting Person 918,804

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 20.8% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)           This calculation is based on 4,421,775 outstanding shares of Common Stock as of November 2, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Company on November 13, 2017.

CUSIP No. 843395104		SCHEDULE 13D

1	Name of Reporting Persons J. Mikesell Thomas

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 918,804

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 918,804

11	Aggregate Amount Beneficially Owned by Each Reporting Person 918,804

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 20.8% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)           This calculation is based on 4,421,775 outstanding shares of Common Stock as of November 2, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Company on November 13, 2017.

CUSIP No. 843395104		SCHEDULE 13D

1	Name of Reporting Persons Mark G. Merlo

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 918,804

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 918,804

11	Aggregate Amount Beneficially Owned by Each Reporting Person 918,804

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 20.8% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)           This calculation is based on 4,421,775 outstanding shares of Common Stock as of November 2, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Company on November 13, 2017.

CUSIP No. 843395104		SCHEDULE 13D

1	Name of Reporting Persons John T. Pietrzak

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 918,804

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 918,804

11	Aggregate Amount Beneficially Owned by Each Reporting Person 918,804

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 20.8% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)           This calculation is based on 4,421,775 outstanding shares of Common Stock as of November 2, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Company on November 13, 2017.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on June 28, 2017 (as amended, the “Schedule 13D”) with the Securities and Exchange Commission, relating to the shares of common stock, par value $0.10 per share, of Guaranty Federal Bancshares, Inc. (the “Company”).  Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 4.                                                         Purpose of Transaction

The information in Item 4 of the Schedule 13D is hereby supplemented, with effect from the date of the event giving rise to this Amendment, by adding the following:

Tony Scavuzzo, a Principal of Castle Creek Capital V, LLC, the sole general partner of Castle Creek Capital Partners V, LP, was appointed to the Board of Directors of the Company effective March 1, 2018.

Item 7.                                                         Material to be Filed as Exhibits

Exhibit	Description

Exhibit 1

Joint Filing Agreement, dated as of June 28, 2017, by and among Castle Creek Capital Partners V, LP, Castle Creek Capital V LLC, John M. Eggemeyer, J. Mikesell Thomas, Mark G. Merlo, and John T. Pietrzak (incorporated by reference to Castle Creek Capital Partners VI, LP’s Schedule 13D filed on June 28, 2017).

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2018

CASTLE CREEK CAPITAL PARTNERS V, LP

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

CASTLE CREEK CAPITAL V, LLC

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

JOHN M. EGGEMEYER

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer

J. MIKESELL THOMAS

By:	/s/ J. Mikesell Thomas
Name:	J. Mikesell Thomas

MARK G. MERLO

By:	/s/ Mark G. Merlo
Name:	Mark G. Merlo

JOHN T. PIETRZAK

By:	/s/ John T. Pietrzak
Name:	John T. Pietrzak

SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13D (GUARANTY FEDERAL BANCSHARES, INC.)